Exhibit 99.1

Genetron Health Reiterates Full Year 2021 Revenue Guidance

BEIJING, January 10, 2022 – Genetron Holdings Limited (“Genetron Health” or the “Company”, Nasdaq: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today reiterated its full year 2021 revenue guidance. The Company expects full year 2021 revenue to be around RMB 530 million, representing approximately 25% growth over the Company’s full year 2020 revenue.

“We are pleased with our accomplishments in 2021 amid a challenging operating environment that continues to be heavily impacted by the COVID-19 pandemic,” said Mr. Sizhen Wang, co-founder and CEO of Genetron Health. “Throughout 2021 we experienced strong growth led by our in-hospital IVD sales, advanced our early screening registrational strategy for hepatocellular carcinoma, developed a multi-omics blood-based CRC early screening assay, established partnerships with AstraZeneca R&D China and Fosun Pharma to develop and commercialize MRD products, and expanded the body of clinical evidence and publications that reinforce and support the clinical value of our tests. These accomplishments have positioned Genetron favorably to drive meaningful growth in the coming years.”

The Company will discuss its fourth quarter and full year 2021 results during its earnings call in March.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis, and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit https://ir.genetronhealth.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

US:

Hoki Luk

Head of Investor Relations

Email: hluk@genetronhealth.us

Phone: +1 (408) 891-9255

Philip Trip Taylor

Vice President | Gilmartin Group

Email: ir@genetronhealth.com